SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                  FORM 11-K



                Annual Report Pursuant to Section 15(d) of the

                       Securities Exchange Act of 1934



                     For the year ended December 31, 1993

                        Commission file number 1-7911



           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     JAMES RIVER CORPORATION OF VIRGINIA
                    CANADIAN EMPLOYEES STOCK PURCHASE PLAN



        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     JAMES RIVER CORPORATION OF VIRGINIA
                120 Tredegar Street, Richmond, Virginia  23219

                     JAMES RIVER CORPORATION OF VIRGINIA
                    CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



Items 1. and 2.
Financial Statements and Exhibits

  a. Financial statements:                                           Pages

     Report of independent accountants                                 3

     Statements of financial condition as of
       December 31, 1993 and 1992                                      4

     Statements of income and changes in plan equity for
       the years ended December 31, 1993, 1992, and 1991               5

     Notes to financial statements                                    6-9


     Schedules I, II, and III are omitted because they are not applicable or because substantially all of the information is provided within the financial statements.

  b. Exhibits:

        4. James River Corporation of Virginia Canadian Employees Stock Purchase Plan, as amended and restated effective October 1, 1990 (incorporated by reference to Exhibit 4(a) to James River's Canadian Employees Stock Purchase Plan Registration Statement on Form S-8 (File No. 33-43207), dated October 15,
               1991).

       23.     Consent of independent accountants -- filed herewith.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
James River Corporation of Virginia:

We have audited the accompanying statements of financial condition of the James River Corporation of Virginia Canadian Employees Stock Purchase Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1993 and 1992, and the income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.




                    COOPERS & LYBRAND


Richmond, Virginia
February 11, 1994

JAMES RIVER CORPORATION OF VIRGINIA
CANADIAN EMPLOYEES STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION
as of December 31, 1993 and 1992

                                                     1993        1992
ASSETS

Cash and short-term investments                   $   52,879  $   68,739

Contributions receivable:
  Employer:
    Basic                                              7,896       7,705
    Additional                                        14,737      15,989
  Employee                                            14,321      13,683

Investment in Common Stock, at market value
  (historical cost: 1993--$1,471,408 and
  1992--$1,521,705)                                1,289,250   1,261,016

      Total assets                                $1,379,083  $1,367,132


LIABILITIES AND PLAN EQUITY

Payable to withdrawing participants               $   33,309  $   10,763

Plan equity                                        1,345,774   1,356,369

      Total liabilities and plan equity           $1,379,083  $1,367,132

The accompanying notes are an integral
part of the financial statements.

                     JAMES RIVER CORPORATION OF VIRGINIA
                    CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                 STATEMENTS OF INCOME AND CHANGES PLAN EQUITY
            for the years ended December 31, 1993, 1992, and 1991

                                        1993         1992        1991

Investment income:
  Cash dividends on Common Stock     $   32,333   $   32,820  $   24,161
  Interest on bank deposits                 986        1,011       3,193

    Total investment income              33,319       33,831      27,354

Net change in unrealized appreciation
  or depreciation in fair value of
  investments                            78,531      (36,150)   (294,610)

Contributions and deposits:
  Deposits by participating
    employees                           370,094      431,595     513,828
  Contributions by employer:
    Basic                               201,528      236,177     277,535
    Additional                           15,129       16,830      19,780
    Administrative costs                 22,920       28,105      31,398

      Total contributions and
        deposits                        609,671      712,707     842,541

Withdrawals and expenditures:
  Distributions to participants        (692,284)    (597,532)   (582,698)
  Administrative costs                  (22,920)     (28,105)    (31,398)

    Total withdrawals and
      expenditures                     (715,204)    (625,637)   (614,096)

Foreign currency remeasurement
  gain (loss)                           (16,912)     (17,311)     (6,192)

    Net increase (decrease) in plan
      equity                            (10,595)      67,440     (45,003)

Plan equity, beginning of year        1,356,369    1,288,929   1,333,932

    Plan equity, end of year         $1,345,774   $1,356,369  $1,288,929

The accompanying notes are an integral
part of the financial statements.

JAMES RIVER CORPORATION OF VIRGINIA
CANADIAN EMPLOYEES STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


 1.  General:

The James River Corporation of Virginia Canadian Employees Stock Purchase Plan (the "Plan") was adopted by the Board of Directors of James River Corporation of Virginia ("James River" or the "Company") for the benefit of the employees of certain operating subsidiaries of James River located in Canada (the "Participating Companies"). As of December 31, 1993, the Participating Companies included James River-Marathon, Ltd. ("Marathon") and Canada Cup Inc. ("Canada Cup").


 2.  Summary of Significant Accounting Policies:

Cash

Substantially all contributions to the Plan are initially invested in an interest-bearing account pending their investment in James River's common stock, $.10 par value (the "Common Stock"). Interest earned on such short-term investments is credited to the Participants' accounts. Short-term investments are stated at cost which approximates market value.

Investment Valuation

The investment in Common Stock is stated at market value, based on the closing price on the New York Stock Exchange Composite Tape on the last trading day of the period. The closing market value per share of Common Stock was $19.25 and $18.50 on December 31, 1993 and December 31, 1992, respectively.

Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date, and dividend income is recorded as of the date of declaration. The cost of securities sold is determined on an average-cost basis. The assets of the Plan are held under a Trust Agreement, dated August 23, 1989, with National Trust Company (the "Trustee").

Contributions and Deposits

Employee and employer contributions are recorded on an accrual basis as of the date the employees' contributions are withheld from the employees' compensation. Employee and employer contributions are transferred to the Trustee on a monthly basis. The Trustee uses such contributions to periodically purchase shares of Common Stock which are allocated to each Participant's account. Residual cash amounts held by the Trustee are carried forward to the next month.

Foreign Currency Remeasurement

The functional currency of the Plan is the U.S. dollar. Assets and liabilities of the Plan (except investments in Common Stock which are stated at U.S. dollar market value) are remeasured from Canadian dollars to U.S. dollars at the applicable year-end exchange rate. The cost of investments in Common Stock and the related unrealized appreciation or depreciation are remeasured at applicable historical exchange rates. Investment income, contributions and deposits, and withdrawals and expenditures are remeasured at average exchange rates for the years ended December 31, 1993, 1992, and 1991. Foreign currency remeasurement gains and losses are included in income.

Withdrawals

Withdrawals from the Plan by Participants are accounted for at the average historical cost of the Common Stock distributed, plus cash paid in lieu of fractional shares, where applicable. Withdrawals in connection with shares sold for distributions of fractional shares are accounted for at the fair market value of the related Common Stock. Any Participant contributions which have not yet been applied to the purchase of Common Stock will also be paid to each withdrawing Participant.

Administrative Costs

The Plan is reimbursed by the Participating Companies for its administrative and operating costs, except for brokerage fees. Brokerage fees are included in the cost of acquiring Common Stock and thus are borne by the Participants.


 3.  Description of the Plan:

The Plan was established to enable eligible employees of certain James River subsidiaries located in Canada to acquire an ownership interest in James River, the ultimate holding company. The Plan is a non-taxable employees profit sharing plan as defined in Section 144(1) of the Income Tax Act (Canada) (the "Canadian Tax Act").

Participants may elect to contribute into the Plan, through payroll deductions, from 1% to 10% of their compensation to be used to purchase Common Stock for their benefit. Participant contributions of up to six percent of compensation ("Basic Member Contributions") are matched by the Participating Companies ("Basic Employer Contributions") based on the following schedule:

                                              Participating Company's
                                           contributions as a percentage
     Participant's contributions           of Participant's contributions
     1% of compensation                                100%
     2% of compensation                                 65%
     3% to 6% of compensation                           50%

The Participating Companies make no contributions with respect to a Participant's contribution in excess of six percent of the Participant's compensation.

The Participating Companies make "Additional Employer Contributions" on or before March 31 of each calendar year with respect to each Participant in its employ on the preceding December 31 who has not withdrawn any Common Stock from his Restricted Account (hereinafter defined) during either of the two immediately preceding calendar years. The amount of the Additional Employer Contribution allocated to the Participant's account equals 10% of the aggregate Basic Employer Contributions made with respect to the Participant during the earlier of such two immediately preceding calendar years. Each Participant's "Restricted Account" includes the Basic Member Contributions and Basic Employer Contributions made at any time during the current or immediately preceding calendar year, and any Common Stock purchased with such contributions. The Additional Employer Contribution receivable reflected on the Statement of Financial Condition as of December 31, 1993 represents the accrued contribution related to the 1992 Basic Employer Contributions of qualifying Participants to be paid to the Plan on March 31, 1994. The Additional Employer Contribution accrued as of December 31, 1992, which related to the 1991 Basic Employer Contributions of qualifying Participants, was paid to the Plan on March 31, 1993.

The Plan was amended effective as of October 1, 1990, to provide that both Participant contributions and Basic Employer Contributions will be suspended for a three-month period following a withdrawal by a Participant from his Restricted Account. Prior to this amendment, only the Basic Employer Contributions were suspended for the three-month period following such a withdrawal.

Each Participant is fully vested in his contributions, in Basic Employer Contributions, in Additional Employer Contributions, and in any earnings thereon at all times. The Plan had approximately 330 Participants as of December 31, 1993 and 340 Participants as of December 31, 1992.


 4.  Contributions to the Plan:

Employee and employer contributions for the years ended December 31, 1993, 1992, and 1991 were as follows:

                     1993                1992                1991
              Employee  Employer  Employee  Employer  Employee  Employer

Marathon      $265,676  $166,971  $302,913  $188,524  $342,137  $208,228
Canada Cup     104,418    72,606   128,682    92,588   171,691   120,485
              $370,094  $239,577  $431,595  $281,112  $513,828  $328,713


 5.  Investment in James River Common Stock:

The unrealized appreciation or depreciation of investments in Common Stock as of December 31, 1993, 1992, and 1991 and the change in such amount during each period were as follows:
                                                             Unrealized
                                  Market                    Appreciation
                                  Value           Cost     (Depreciation)

December 31, 1990               $1,263,990     $1,193,919      $  70,071
Change for the year ended
  December 31, 1991                (74,910)       219,700       (294,610)

December 31, 1991                1,189,080      1,413,619       (224,539)
Change for the year ended
  December 31, 1992                 71,936        108,086        (36,150)

December 31, 1992                1,261,016      1,521,705       (260,689)
Change for the year ended
  December 31, 1993                 28,234        (50,297)        78,531

December 31, 1993               $1,289,250     $1,471,408      $(182,158)

The Plan held 66,974 and 68,163 shares of Common Stock on December 31, 1993 and 1992, respectively.


 6.  Tax Status:

The Plan is an employees profit sharing plan and is subject to the Canadian Tax Act; all amounts contributed to a Participant's account are taxable to such Participant under Canadian income tax rules. The only U.S. taxes paid are U.S. withholding taxes on cash dividends which are withheld prior to the distribution of such dividends to the Trustee.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              JAMES RIVER CORPORATION OF VIRGINIA
                              CANADIAN EMPLOYEES STOCK PURCHASE PLAN


March 31, 1994                     /s/Michael J. Allan
Date                               Committee Member-Michael J. Allan


March 30, 1994                     /s/Joseph L. Fischer
Date                               Committee Member-Joseph L. Fischer


March 30, 1994                     /s/Daniel J. Girvan
Date                               Committee Member-Daniel J. Girvan


March 28, 1994                     /s/Stephen E. Hare
Date                               Committee Member-Stephen E. Hare


March 29, 1994                     /s/Joseph T. Piemont
Date                               Committee Member-Joseph T. Piemont


March 30, 1994                     /s/Robert C. Williams
Date                               Committee Member-Robert C. Williams